Exhibit 99(c)(4)

January 27, 2004

Independent Special Committee of the Board of Directors
Prab, Inc.
5944 E. Kilgore Road
Kalamazoo, MI 49003

Subject: Summary of Revisions to Fairness Opinion Report for Prab, Inc.

Members of the Special Committee:

Lincoln Partners LLC (“Lincoln Partners”) has been engaged by the Independent Special Committee of the Board of Directors (the “Special Committee”) to provide an opinion as to whether the price and terms of the proposed sale of Prab, Inc. (“Prab” or the “Company”) to Kalamazoo Acquisition Corporation (“KAC”) is fair to the shareholders of Prab from a financial point of view. In connection with this assignment, Lincoln Partners prepared a comprehensive report which analyzed the valuation of Prab based on financials available as of September 30, 2003. Lincoln Partners reviewed a draft of this report with the Special Committee on December 3, 2003 and subsequently submitted a final report dated December 30, 2003 which incorporated several changes and updates. This letter highlights the most significant revisions that created differences between the two reports.

Summary of Significant Revisions

Following the preparation of the December 3, 2003 draft report, Lincoln Partners received additional financial information about Prab that led to revisions in the fairness opinion report. The most significant new items included the following:

•	Prab’s financial statements for the fiscal year ended October 31, 2003 became available, showing a significant increase in earnings over the trailing twelve months (“TTM”) ended September 30, 2003. For the TTM period, upon which the December 3rd report was based, Prab posted EBITDA of $235,000. However, the Company had a very strong October and posted fiscal 2003 EBITDA of $782,000.

Implications: Prab’s higher earnings increased two valuation ranges that were based on multiples of TTM earnings. The Comparable Company Analysis and Comparable Transaction Analysis both applied valuation multiples of EBITDA from a sample group to Prab’s TTM earnings. Although the multiples remained essentially unchanged, Prab’s TTM earnings were now higher, leading to higher valuations for these two valuation techniques. (A summary of the difference between the December 3rd and December 30th reports is provided as Schedule A.)

•	Following the December 3rd review, Lincoln Partners learned several facts that suggested Prab’s September 30, 2003 cash balance of $2.1 million was not “excess cash” that could be readily distributed to shareholders. These facts can be summarized as follows:

a)	The September 30, 2003 cash balance of $2.1 million was higher than the average monthly balance for the Company. Prab’s average monthly cash balance for fiscal 2003 was $1.6 million. In fact, the cash balance, as of October 31, 2003, declined by $0.5 million to $1.6 million, from the September 30, 2003 level.

b)	A portion of Prab’s cash balance arises from customer deposits. As such, this cash is not truly “excess cash” but rather may be required to support specific orders. The monthly average of Prab’s customer deposits for fiscal 2003 was $492,000.

c)	Management indicated that the Company would require a working capital cushion of $500,000 to run the business.

d)	Prab’s actuarial firm provided a calculation of the net termination liability of Prab’s pension plan. This net liability ($825,000) was greater than the pension liability ($441,000) carried on Prab’s books on October 31, 2003.

Implications: The December 3rd report considered all of the $2.1 million cash as being available for shareholder distribution and valued this asset differently (i.e. lower) than Prab’s core business. Specifically, the Comparable Company Analysis and Comparable Transaction Analysis both included valuation multiples based on book value. In the December 3rd report, Lincoln Partners applied a multiple of 1.0x to Prab’s cash balance and a higher range to Prab’s core business. Upon learning more details regarding Prab’s cash balance, Lincoln Partners applied the same book value multiples to Prab’s core business and cash. The result was a higher and wider valuation range in the final report compared to the December 3rd report. (See Schedule A.)

Implications regarding Prab’s cash balance had a much different impact on the discounted cash flow analysis (“DCF”) in the fairness opinion report. In the DCF, Lincoln Partners determined a present value for Prab’s future cash flows. Then, we added to this number the $2.1 million cash balance at September 30, 2003 as if the cash was not required in order to run the business and could be distributed to shareholders. Upon learning that this was not the case, our DCF valuation declined significantly. However, this was partially offset by two factors: a) Prab’s higher earnings for fiscal 2003 increased base year and future years’ projected earnings and b) our working capital calculation was incorrect and too high in the December 3rd report, which was creating an inflated use of cash. The net impact on the DCF was a reduction in value of about $1.0 million dollars from the December 3rd report to the final report. (See Schedule A.)

Other Considerations

Several other factors were considered particularly relevant in Lincoln Partners’ analysis.

•	Following the December 3rd review, two of the final three bidders for Prab (Stevens Financial and Siegler Corporation) declined to bid for the Company. In the end, Management (KAC) was the only group to provide a final bid for the Company. Prab had been “in play” for over four months, had been approached by eleven interested parties, yet only received one final, written offer for the Company.

•	Given Prab’s small size (less than $5.0 million in total enterprise value), uneven historical financial performance, and future business prospects, Lincoln Partners, based on our experience as investment bankers, believed it would be unlikely to sell Prab for more than 5.0x EBITDA or $3.9 million.

•	KAC’s final bid for Prab ($2.40/share) represented a 20% increase over their initial bid of $2.00/share.

We hereby confirm our opinion letter dated December 12, 2003 regarding the fairness of the proposed sale of Prab, Inc. to Kalamazoo Acquisition Corporation under the price and terms outlined in the Merger Agreement.

Sincerely,

Ronald A. Kahn Managing Director	Susan W. Wilson Managing Director

Schedule A

Summary of Revisions to Fairness Opinion Report for Prab, Inc.

	Initial Valuation Range	Final Valuation Range		Final Valuation
Valuation Methodology	3-Dec-03	30-Dec-03	Difference	Relative to 12/3/03
Comparable Company Analysis	$3,325 to $3,513	$4,067 to $4,771	$742 to $1,258	Higher
Multiple of EBITDA
Comparable Transaction Analysis	$3,278 to $3,959	$3,988 to $6,256	$710 to $2,297	Higher
Multiple of EBITDA
Comparable Company Analysis	$3,739 to $4,191	$3,825 to $4,869	$86 to $678	Higher
Multiple of Book Value
Comparable Transaction Analysis	$3,588 to $4,493	$3,478 to $5,564	–$110 to $1,071	Higher
Multiple of Book Value
Discounted Cash Flow Analysis	$4,131 to $4,344	$3,043 to $3,315	–$1,088 to –$1,029	Lower

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